Supplement dated April 2, 2001
to the Prospectus of each of the Following Funds:

Fund for Government Investors
Prospectus dated May 1, 2000

American Gas Index Fund, Inc.
Prospectus dated August 1, 2000

Fund for Tax-Free Investors, Inc.
Maryland and Virginia Tax-Free Portfolios
Prospectus dated May 1, 2000

Fund for Tax-Free Investors, Inc.
Tax-Free Money Market Portfolio
Prospectus dated May 1, 2000

The Rushmore Fund, Inc.
U.S. Government Bond Portfolio
Prospectus dated January 1, 2001

Change in Ownership of Investment Adviser and Administrative Servicing Agent
On April 1, 2001, Money Management Associates, L.P. (the "Adviser") and FBR National Bank & Trust (the "Bank") (formerly Rushmore Trust and Savings, FSB), a wholly-owned subsidiary of the Adviser and each Fund's transfer agent, dividend-disbursing and shareholder servicing agent, were acquired by Friedman, Billings, Ramsey Group, Inc., 1001 Nineteenth Street North, Arlington, Virginia 22209 (the "Acquisition").

On March 17, 2000 and June 1, 2000, the Board of Directors and shareholders, respectively, of each of the Funds approved new Investment Advisory Contracts with the Adviser, effective upon the Acquisition. In addition, the Board of Directors of the Funds approved new Administrative Services Agreements between the Funds and the Bank, effective upon the Acquisition. There are no changes in the fees payable to the Adviser or the Bank under the new agreements. The Board of Directors of the Funds also approved Expense Limitation Agreements between the Funds and the Adviser, effective upon the Acquisition, pursuant to which the Adviser has agreed to limit the annual operating expenses (exclusive of certain extraordinary items) of the American Gas Index Fund, Inc. and the U.S. Government Bond Portfolio to 1.25% of each Fund's average annual net assets. The Adviser has agreed to limit the annual operating expenses (exclusive of certain extraordinary items) of Fund for Government Investors and the portfolios of the Fund for Tax-Free Investors, Inc. to 1.00% of each Fund's average annual net assets.

As the Fund's administrator, the Bank is responsible for all costs of the Fund except for the investment advisory fee, extraordinary legal expenses and interest.

Investors should retain this Supplement for future reference.